DIALOG GROUP, INC.


                                                          August 19, 2004


H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Washington, DC 20549-0308

RE:      DIALOG GROUP, INC
         FORM SB-2
         FILE NUMBER 333-106490
         FILED: JUNE 25, 2003

Dear Mr. Owings & Ms. Dennis,

         Pursuant to Rule 477, Dialog Group, Inc. hereby requests the Commission's consent to the withdrawal of the above referenced registration statement.

         The Company wishes to withdraw the registration statement because most of the shares proposed for registration have now become eligible for sale under rule 144 and registration is no longer required. No securities were sold in connection with the offering proposed in the registration statement and no preliminary prospectus was printed or distributed. Because of these factors, the company believes that this withdrawal is in the public interest and consistent with the protection of investors.

         On July 1, 2003, Dialog Group received your comment letter about the above referenced filing. We wish to thank your staff for their through review of Dialog Group's Registration Statement on Form SB-2 and helpful comments concerning it and our then recent periodic filings. Based on this review, the company has made changes to the referenced reports and tried to meet the standards set forth in the letter in its subsequent periodic filings. We will submit a response to the comments on the periodic reports next week.

         Thank you again for your assistance with this matter

                                Respectfully submitted,

                                Dialog Group, Inc.


                                By: /s/ Peter DeCrescenzo
                                    --------------------------------------------
                                    Peter DeCrescenzo, President and Chief
                                    Executive Officer

MAS/dt